UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
Annual General Meeting update

Further to the announcement made on 6 April 2020, Pearson plc announces the following additional information regarding its Annual General Meeting (AGM or the meeting) to be held at 12 noon on Friday, 24 April 2020.

In accordance with the government's 'Stay at Home' measures and the closure of the previously-selected AGM venue until further notice, the AGM will be no longer be held at the venue stated in the Notice of Meeting dated 23 March 2020. The AGM will now be held at The Green, Station Road, West Byfleet, Surrey at 12 noon on Friday, 24 April 2020.

The meeting will be held with the minimum necessary quorum of shareholders, facilitated by Pearson.

Pearson shareholders are advised to appoint the chair of the meeting as their proxy by 12 noon on Wednesday, 22 April 2020 in order to ensure that their votes are recorded. All valid proxy votes (whether submitted electronically or in hard copy form) will be included in the poll to be taken at the meeting.

Shareholders can view and download the Notice of Meeting and accompanying documents via the Pearson website at https://www.pearson.com/investors/annual-general-meeting.html.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 21 April 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary